Exhibit 99.1

GENFIT to Participate in Upcoming Investor Conferences

Lille (France), Cambridge (Massachusetts, United States), Zurich (Switzerland) January 5, 2023 – GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with liver diseases characterized by high unmet medical needs, today announced that management will participate in upcoming investor conferences.

Conference Details (non-exhaustive list):

Corporate Access Events during the 41st JPMorgan Healthcare Conference

Date: January 8 – 12, 2023

Location: San Francisco

Biotech Showcase: the investor conference for innovators

Date: January 9 – 11, 2023

Location: San Francisco

26th ODDO BHF Forum

Date: January 9 – 10, 2023

Location: Virtual

Invest Securities Biomed Forum

Date: January 24, 2023

Location: Paris

Degroof Petercam’s Virtual Healthcare Conference

Date: January 25, 2023

Location: Virtual

SVB Securities Global Biopharma Conference

Date: February 13 – 16, 2023

Location: Virtual

Format: Fireside chat

The SVB Securities Global Biopharma Conference Fireside Chat presentation replay will be accessible through the “Events and Presentations” page of the Investor Relations section of the company’s website at https://ir.genfit.com/.

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Kempen Lifesciences Conference

Date: April 25 – 26, 2022

Location: Amsterdam

In December, GENFIT held two Pipeline Day events in Paris and in New-York to present their new R&D programs and development plans. A replay of the events is available through the “Events and Presentations” page of the Investor Relations section of the company’s website at https://ir.genfit.com/.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with liver diseases characterized by high unmet medical needs. GENFIT is a pioneer in liver disease research and development with a rich history and strong scientific heritage spanning more than two decades. Thanks to its expertise in bringing early-stage assets with high potential to late development and pre-commercialization stages, today GENFIT boasts a growing and diversified pipeline of innovative therapeutic and diagnostic solutions.

Its R&D pipeline covers five therapeutic areas via six independent programs which explore the potential of differentiated mechanisms of action, across a variety of development stages (Phase 1, Phase 2, Phase 3). These diseases are acute on-chronic liver failure (ACLF), hepatic encephalopathy (HE), cholangiocarcinoma (CCA), urea cycle disorder (UCD)/organic acidemia disorder (OAD) and primary biliary cholangitis (PBC). Beyond therapeutics, GENFIT’s pipeline also includes a diagnostic franchise focused on NASH and ACLF.

GENFIT has facilities in Lille and Paris, France, Zurich, Switzerland, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). In 2021, IPSEN became one of GENFIT’s largest shareholders and holds 8% of the company’s share capital. www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995, in relation to GENFIT’s research and development programs. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”,

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“may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, the impact of the COVID-19 pandemic, exchange rate fluctuations, potential synergies related to the acquisition of Versantis and our capacity to integrate Versantis and to develop its programs and our continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2021 Universal Registration Document filed with the AMF on April 29 2022 under n° D.22-0400, which is available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2021 Annual Report on Form 20-F filed with the SEC on April 29, 2022 and the 2022 Half-Year Business and Financial Report. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

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